SECUR [barcode] 08026222 MISSION

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SEC Mail Processing Section

FEB 25 2008

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2710 Mission Blvd
(No. and Street)

Fayetteville (City) Arkansas (State) 72703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marsha Dunbar 479-695-2280
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marsha G. Dunbar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ANB Financial Group, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Marsha Dunbar
Signature

President
Title

Anna L Martinez
Notary Public

OFFICIAL SEAL
ANNA L MARTINEZ
NOTARY PUBLIC . ARKANSAS
WASHINGTON COUNTY
COMMISSION # 12357286
COMMISSION EXP. 10/17/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

SEC Mail Processing
Section

FEB 25 2008

Washington, DC
110

ANB Financial Group, LLC

Statement of Financial Condition Report
December 31, 2007

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
ANB Financial Group, LLC
Rogers, Arkansas

We have audited the accompanying statement of financial condition of ANB Financial Group, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANB Financial Group, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 20, 2008

ANB Financial Group, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	376,909
Deposit with clearing organization		1,250,000
Receivables from broker-dealers and clearing organization		91,379
Prepaid expenses		1,368
	$	1,719,656
Liabilities and Member's Capital		
Liabilities, accounts payable	$	26,341
Liabilities subordinated to the claims of general creditors		1,000,000
Member's capital		693,315
	$	1,719,656

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

ANB Financial Group, LLC (the "Company"), a wholly owned subsidiary of ANB Financial, N.A., is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") pursuant to section 15 of the Securities Exchange Act of 1934. The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also engages in the proprietary trading of various bond securities and introduces loan participations between ANB Financial, N.A. and its customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Revenue recognition and securities owned: Commission income and related expenses are recognized on a trade date basis as securities transactions occur. Fee income related to loan participation referrals is earned when the customer and ANB Financial, N.A. enter into an agreement. Proprietary securities transactions are recorded on the trade date basis as if they had settled. Securities owned, consisting of various bond securities, are valued at the last quoted bid price. Interest income and expense are recognized on an accrual basis.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company was formed as a limited liability company and, as such, is not taxed under federal and state income tax laws. In lieu thereof, the member separately accounts for the Company's items of income, deductions, losses and credits. The Company may declare distributions from time to time to assist the member in paying income tax liabilities that result from the Company's income.

New accounting pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's capital. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and does not believe the potential effect on the financial statements will be material.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on our financial position, results of operations and cash flows.

Note 2. Receivables from Broker-Dealers and Clearing Organization

The Company has an agreement with a clearing broker-dealer to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges and revenue sharing based on amount and type of transaction.

The amount receivable at December 31, 2007, is comprised of the following:

Receivable from broker-dealer and clearing organization	$	91,047
Fees and commissions receivable from broker-dealer		332
	$	91,379

Note 3. Commitments and Contingent Liabilities

The Company leases office space under a noncancelable operating lease expiring February 28, 2010. Minimum annual rentals under the lease, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31:		
2008	$	63,856
2009		65,927
2010		11,045
	$	140,828

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 4. Off-Statement of Financial Condition Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not anticipate nonperformance by customers or its clearing broker-dealer. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker-dealer with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not expect any such losses in the future.

The Company relies on its member, ANB Financial, N.A. and its parent, ANB Bancshares, Inc. (collectively, "the affiliated companies") for certain financial support and resources. The availability of future support from the affiliated companies could impact the operations of the Company.

Note 5. Liabilities Subordinated to the Claims of General Creditors and Related Party Transactions

The Company entered into a subordinated line of credit agreement with the member, ANB Financial, N.A., in May 2007, which expires on March 16, 2010 at which time any outstanding principal amount is due and payable. The maximum amount of funds available per the agreement is $7.5 million and interest is calculated using the New York prime rate as published in the Wall Street Journal, which was 7.25% at December 31, 2007. At December 31, 2007, the Company had a balance on this line of $1,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has a cash account with the member, ANB Financial, N.A., which had a balance of $81,800 at December 31, 2007.

The Company leases office space from ANB Financial, N.A. pursuant to an expense agreement on a month-to-month basis.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $1,691,947 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

END